Exhibit 99.2

VOTING RESULTS

OF THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

FRIDAY APRIL 12, 2019

As of March 15, 2019—the record date for the Annual General Meeting (“AGM”) – CNH Industrial N.V.’s (the “Company”) issued share capital amounted to 1,364,400,196 common shares and 396,474,276 special voting shares, each share having a nominal value of one eurocent, including at that date 10,101,773 common shares and 8,073,148 special voting shares held in treasury by the Company. Each share carries one vote. Shares held in treasury by the Company cast no vote. In total 1,742,699,551 votes could be validly cast.

At the AGM 83.24% of all outstanding shares in the capital of the Company were present or represented. The total number of voting rights at the AGM amounted to 1,450,623,987. In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the AGM is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	VOTES ABSTAIN
Resolution 2.c.	1,449,275,068	99.93498	942,915	0.06502	1,450,217,983	406,004
Resolution 2.d.	1,450,408,771	99.99571	62,154	0.00429	1,450,470,925	153,062
Resolution 2.e.	1,415,774,114	97.64989	34,072,982	2.35011	1,449,847,096	776,891
Resolution 3.a.	1,412,730,144	97.41110	37,546,195	2.58890	1,450,276,339	347,648
Resolution 3.b.	1,449,552,709	99.93967	875,033	0.06033	1,450,427,742	196,245
Resolution 3.c.	1,413,033,416	97.42187	37,393,886	2.57813	1,450,427,302	196,685
Resolution 3.d.	1,422,381,022	98.08892	27,712,443	1.91108	1,450,093,465	530,522
Resolution 3.e.	1,449,886,935	99.96351	529,287	0.03649	1,450,416,222	195,265
Resolution 3.f.	1,448,227,900	99.85907	2,043,921	0.14093	1,450,271,821	352,166
Resolution 3.g.	1,444,698,973	99.60512	5,727,416	0.39488	1,450,426,389	197,598
Resolution 3.h.	1,446,501,903	99.72936	3,925,410	0.27064	1,450,427,313	196,674
Resolution 3.i.	1,449,180,963	99.91415	1,245,187	0.08585	1,450,426,150	197,837
Resolution 4.	1,449,220,870	99.93099	1,000,743	0.06901	1,450,221,613	402,374
Resolution 5.	1,447,551,404	99.86569	1,946,772	0.13431	1,449,498,176	1,125,811

April 23, 2019

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